February 28, 2017

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds Post-Effective Amendment No. 77 to the Registration Statement Filed on December 29, 2016; Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Jessica Herlihy of Willkie Farr & Gallagher LLP (“Willkie”) and Katherine A. Corey of Aberdeen Asset Management Inc. on January 25, 2017, and in subsequent telephone conversations with Jessica Herlihy and Elliot Gluck of Willkie on February 27-28, 2017.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to each of its series (each a “Fund” and collectively the “Funds”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus Comments

Comment No. 1:                                                     With respect to footnote 2 to the fee table of the Aberdeen Equity Long/Short Fund and any other Fund with a similar footnote, please explain supplementally why “Other Expenses” for Class T shares are estimated.  Other Expenses may be estimated for a new fund; however, for a new share class, expenses should only be estimated if such class will incur expenses different from those of the other share classes.

Response:                                                                                        “Other Expenses” for Class T are based on the expenses incurred by the relevant Fund during its most recent fiscal year; however, fees for administrative services (also referred to as “sub-transfer agency services”), which are a component of “Other Expenses,” may vary by share class depending upon the services provided to shareholders in the particular class and the fees charged by the entities providing such services. The Registrant has conservatively estimated the amount of administrative services fees (or “sub-transfer agency fees”) that Class T shares may incur for the current fiscal year by assuming that Class T shares will incur the maximum amount of sub-transfer agency fees permitted to be paid pursuant to the Class’s Administrative Services Plan, which has been approved by the Registrant’s Board of Trustees.

In addition, “Other Expenses” for Class A, C, R, Institutional Class and Institutional Services Class are being restated for all Funds, except for the Aberdeen Tax-Free Income Fund, Aberdeen Japanese Equities Fund and Aberdeen Mid-Cap Equity Fund, to reflect current fees as a result of changes to the Trust’s sub-transfer agency arrangements, which have been estimated to have a material impact on “Other Expenses” for all Funds, except for the Aberdeen Tax-Free Income Fund, Aberdeen Japanese Equities Fund and Aberdeen Mid-Cap Equity Fund. For this reason, Class T shares’ sub-transfer agency fees should not be based on those paid by the relevant Fund for the prior fiscal year.

For the foregoing reasons, the Registrant has included a footnote to each Fund’s fee table explaining that “Other Expenses” are estimated for Class T shares for the current fiscal year.

Comment No. 2:                                                     With respect to footnote 3 to the fee table of the Aberdeen Equity Long/Short Fund and any other Funds with a similar footnote, please confirm supplementally that the written contracts limiting operating expenses are filed as exhibits to the Registrant’s Registration Statement.

Response:                                                                                        The Registrant confirms that all written contracts limiting operating expenses have been filed as exhibits to the Registration Statement.

Comment No. 3:                                                     With respect to the Aberdeen Equity Long/Short Fund, under “Principal Risks” the Fund includes “Small-Cap Securities Risk” and “Mid-Cap Securities Risk” but does not disclose its market capitalization policy. Please disclose the market capitalization policy of the Fund under “Principal Strategies”.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 4:                                                     With respect to the Aberdeen Equity Long/Short Fund, and all Funds that have an 80% policy required by Rule 35d-1, please confirm supplementally that derivatives are valued based on market value not notional value.

Response:                                                                                        The Registrant confirms that, to the extent that a Fund invests in derivatives with an underlying asset that meets such Fund’s 80% policy required by Rule 35d-1, the market value, and not the notional value, of the derivative would be included to meet the 80% minimum.

Comment No. 5:                                                     With respect to the Aberdeen Equity Long/Short Fund, and all Funds that have “Sector Risk” as a principal risk, (A) please add disclosure under “Principal Strategies” for such Fund disclosing that the Fund may invest a significant portion of investments in a sector and (B) if the Fund is currently significantly invested in any particular sector, please disclose the risks of such sector under “Principal Risks”.

Response:                                                                                        The Registrant has added disclosure under “Principal Strategies” for any Fund for which “Sector Risk” is considered a principal risk.  In addition, for any Fund that has significant exposure to a particular sector, the Registrant confirms that it has included risk disclosure about such sector under “Principal Risks”.

Comment No. 6:                                                     With respect to the Aberdeen U.S. Small Cap Equity Fund, Aberdeen China Opportunities Fund, and all Funds that include an 80% policy required by Rule 35d-1 and language under “Principal Strategies” stating that a company will be considered a company that meets the Fund’s 80% policy “if Fund management determines that the company meets one or more of the following criteria: the company […]derives the highest concentration of its annual revenue or earnings or assets from goods produced, sales made or services performed in [a country or region set forth in such 80% policy]” (emphasis added). Please consider revising the phrase “highest concentration”. The Staff believes that a “highest concentration” may not constitute a majority and the Staff believes that a majority would be required to show economic ties to the particular country or region under Rule 35d-1. See SEC Release No. IC-24828 at footnote 24.

Response:                                                                                        In the release adopting Rule 35d-1, the SEC provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.  The Registrant believes that each of the criteria listed in the above-referenced section is a general indicator that an issuer is tied economically to the applicable country or region, and thus to the economic risks and fortunes of the country or region.

In addition, the release proposing Rule 35d-1 suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.  Certain of the criteria listed in the above-referenced section are covered by one of these categories.

In addition, the Registrant respectfully notes that the prospectus states that Fund management relies on “one or more” of the criteria listed. The Registrant confirms that the above-referenced criterion would not be considered on its own for purposes of determining whether a company is economically tied to a particular country. For clarity, the Registrant has added disclosure to the prospectus.

Comment No. 7:                                                     With respect to the Aberdeen U.S. Small Cap Equity Fund and Aberdeen International Small Cap Equity Fund, consider whether, based on such Fund’s holdings, it would be appropriate to add “Mid-Cap Securities Risk” as a principal risk of the Fund.

Response:                                                                                        The Registrant has considered each Fund’s holdings and believes that Mid-Cap Securities Risk is not a principal risk of the Fund, but notes that Mid-Cap Securities Risk is included as a non-principal risk in the prospectus for each Fund.

Comment No. 8:                                                     The Staff notes that “Valuation Risk” included under “Principal Risks” states that a lack of active trading markets may make it difficult to obtain an accurate price for a security held by the Fund. With respect to the Aberdeen China Opportunities Fund, Aberdeen Asia-Pacific (ex-Japan) Equity Fund and Aberdeen Emerging Markets Fund, consider whether the Fund should add a liquidity risk factor under “Principal Risks”.

Response:                                                                                        The Registrant does not believe that liquidity risk is a principal risk for the aforementioned funds. The Registrant has expanded the disclosure for “Valuation Risk” under “Principal Risks” to disclose additional ways that valuation risk may impact the Funds.

Comment No. 9:                                                     With respect to the Aberdeen International Equity Fund, please consider moving the second part of the Fund’s investment objective (“by investing primarily in equity securities of companies located in Europe, Australasia, the Far East and other regions, including emerging countries”) from the objective to the principal strategies.

Response:                                                                                        The Registrant has obtained approval from the Fund’s Board of Trustees to change the Fund’s investment objective and has removed the language from the investment objective as requested.

Comment No. 10:                                              With respect to the Aberdeen Global Equity Fund, and all Funds that have “Country/Regional Focus Risk” as a principal risk, (A) please add to the principal strategies of the Fund that the Fund may invest a significant portion of investments in a country or region and (B) if the Fund has significant exposure to a particular country or region please disclose the risks of such country or region.

Response:                                                                                        The Registrant respectfully notes that those Funds that include “Country/Regional Focus Risk” under “Principal Risks” and that invest a significant portion of their investments in a particular foreign country or region as part of their 80% policy required by Rule 35d-1 indicate such under “Principal Strategies” and disclose the risks of such particular or region under “Principal Risks—Foreign Securities Risk”.

For the Aberdeen International Equity Fund, Aberdeen Global Equity Fund, Aberdeen Emerging Markets Fund, Aberdeen Global Unconstrained Fixed Income Fund and Aberdeen International Small Cap Fund, the Registrant has added disclosure that each Fund may have a significant amount of its assets invested in a country or geographic region under “Principal Strategies”.  The Registrant respectfully declines to add disclosure about a specific country or region under “Principal Strategies” or “Principal Risks” for these Funds because the Funds do not have specific strategies to invest in particular countries or regions. Although a Fund may be heavily exposed to a particular country or region from time to time, this changes depending on what companies the portfolio management team determines to be the best investments.  The Registrant believes it is informative to shareholders to include the “Country/Regional Focus Risk” disclosing that, from time to time, a Fund may have a significant amount of assets invested in securities of issuers of a single country or of a number of countries in a particular geographic region and therefore may be subject to a greater extent to risks associated therewith.  The Registrant also discloses “Foreign Securities Risk” and “Emerging Markets Risk” under “Principal Risks”, where applicable.  In addition, disclosure about particular countries and regions may be found under “Fund Details—Additional Information about Investments, Investment Techniques and Risks—Foreign Securities Risk” in the prospectus.

Comment No. 11:                                              The principal strategies of the Aberdeen Diversified Income state that the Fund may allocate assets to a limited extent to Underlying Funds that pursue alternative investment strategies, such as managed futures, commodity-linked instruments, equity sectors, currencies and floating rate loans.  Please disclose the risks of “alternative strategies”.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 12:                                              With respect to the Aberdeen Diversified Income Fund and the Aberdeen Dynamic Allocation Fund, disclose separately the performance of both indices in the blended index in the Average Annual Total Returns table. For example, with respect to the Aberdeen Diversified Income Fund, because the Bloomberg Barclays U.S. Aggregate Bond Index is already shown separately, please add the returns of the MSCI All Country World Index on a separate line.

Response:                                                                                        The Registrant respectfully declines to make the requested change as it is not required by Form N-1A. The blended index is a secondary benchmark for the respective Fund’s performance and the Registrant is not aware of any requirement to list separately each index represented in a blended benchmark.  The Registrant believes that the blended benchmark is more representative of the Fund’s holdings and informative to investors, and that performance of each component index of the blended index may not be useful to investors.

Comment No. 13:                                              With respect to the Aberdeen Asia Bond Fund, in the fourth paragraph under “Principal Strategies,” please delete the reference to the target average credit rating of the portfolio in line with a series of letters previously issued by FINRA to fund companies requesting that they remove references to average credit quality from certain materials, such as web-sites.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 14:                                              With respect to the Aberdeen Asia Bond Fund and the Aberdeen Global Unconstrained Fixed Income Fund, please disclose whether the convertible debt securities that are included in the types of bonds in which each Fund may invest include contingent convertible securities (“CoCos”). If so, and they are a principal strategy of the relevant Fund, please specifically reference CoCos under “Principal Strategies” and disclose the corresponding risks.

Response:                                                                                        The Registrant confirms that each Fund is permitted to invest in CoCos as a type of convertible debt security and invests in CoCos from time-to-time; however, CoCos are not a principal investment for either Fund. The Asia Bond Fund is currently invested in CoCos to a minimal extent (e.g., less than 1% of the Fund’s assets) and the Global Unconstrained Fixed Income Fund currently does not hold any CoCos. As a result, the Registrant declines to add specific disclosure about CoCos under “Principal Strategies” or “Principal Risks”. The Registrant notes, however, that information about CoCos and related risks is disclosed under “Fund Details—Additional Information about Investments, Investment Techniques and Risks—Convertible Securities” in the prospectus.

Comment No. 15:                                              “Loans or similar extensions of credit” are disclosed as a permitted debt investment under “Principal Strategies” for Aberdeen Asia Bond Fund. If bank loans are a principal strategy for the Fund, please indicate that (A) transactions in bank loans can take longer than seven days to settle and (B) loans are not securities and therefore the Fund’s investment in bank loans may not have the protections of federal securities laws.

Response:                                                                                        Because bank loans are not a principal investment for the Fund, the Registrant has deleted “Loans or similar extensions of credit” from the Fund’s principal strategies.

Comment No. 16:                                              With respect to the Aberdeen Asia-Bond Fund, please explain whether the “Custom Asian Local Bond Index” is a third-party index.

Response:                                                                                        The term “Custom Asian Local Bond Index” is used by the Fund to refer to a linked secondary benchmark, which is comprised of two third-party indices.  The Fund’s benchmarks and the composition of the “Custom Asian Local Bond Index” are described under “Performance” as follows:

“The table compares the Fund’s average annual total returns to the returns of the Markit iBoxx® Asia Government Index, a broad-based securities index, and the Custom Asian Local Bond Index, which reflects the returns of the HSBC Asian Local Bond IndexTM for periods prior to April 1, 2016 and the returns of the Market iBoxx® Asian Local Bond Index for periods subsequent to March 31, 2016.  Effective April 1, 2016, the Markit iBoxx® Asia Government Index replaced the HSBC Asian Local Bond IndexTM as the Fund’s benchmark index because the HSBC Asian Local Bond IndexTM was discontinued in April 2016.”

Comment No. 17:                                              With respect to the Aberdeen Asia-Bond Fund, please explain why it is appropriate to use a government index as a primary index when the Fund invests in corporate and government bonds.

Response:                                                                                        With the discontinuation of the Fund’s previous primary benchmark, the HSBC Asian Local Bond IndexTM (“HSBC ALBI”), the Registrant has not identified any significantly similar securities market index with a long enough track record to serve as a comparable replacement.  The Markit iBoxx® Asian Local Bond Index (“iBoxx® ALBI”) is similar to the HSBC ALBI and would be a suitable replacement, except that it commenced operations in 2012, which is later than the Fund’s inception date in 2007. Therefore, the Registrant believes that the Markit iBoxx® Asia Government Index is the most appropriate broad-based securities market index available with a track record long enough to show performance for the same periods for which Fund performance is shown, as is required by Form N-1A.

In order to show the Fund’s returns compared to those of an index that reflects more closely the market sectors in which the Fund invests, as permitted by Form N-1A, the Fund has included a linked secondary benchmark, identified in the prospectus as the “Custom Asian Local Bond Index,” which reflects the returns of the HSBC ALBI for periods prior to its discontinuation (April 1, 2016) and the returns of the iBoxx® ALBI for periods subsequent to March 31, 2016.

Comment No. 18:                                              With respect to the Aberdeen Asia-Pacific (ex-Japan) Equity Fund, please remove the phrase “among other countries” from the second sentence under “Principal Strategies” and provide a complete list of Asia-Pacific countries (excluding Japan).

Response:                                                                                        The Registrant has made the requested change.

Comment No. 19:                                              With respect to the Aberdeen Asia-Pacific (ex-Japan) Equity Fund, under “Portfolio Managers,” the Fund states that the portfolio managers have served since “Inception”. Please provide the Fund’s date of inception.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 20:                                              With respect to the Aberdeen Emerging Markets Fund, please consider moving the second part of the Fund’s investment objective (“by investing primarily in equity securities of emerging market country issuers”) from the objective to the principal strategies.

Response:                                                                                        The Registrant has obtained approval from the Fund’s Board of Trustees to change the Fund’s investment objective and has removed the language from the investment objective as requested.

Comment No. 21:                                              With respect to the Aberdeen Emerging Markets Fund and Emerging Markets Debt Fund, please consider revising the language in the principal strategies that “Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe” (emphasis added) to more clearly describe the countries in which the Fund may invest as part of its 80% policy required by Rule 35d-1. The Staff notes that a Fund must disclose in its prospectus the specific criteria that are used to select investments that meet an 80% policy to invest in a certain country or geographic region required by Rule 35d-1.

Response:                                                                                        The Registrant has removed the word “can” in the aforementioned disclosure.  The Registrant believes that the language concisely summarizes the definition of emerging market countries.

Comment No. 22:                                              Please explain why the U.S. Treasury Note Index is an appropriate broad-based securities market index for the Fund. Based on the Fund’s investment strategy, the SEC believes that the Bloomberg Barclays Global Aggregate Bond Index, the Fund’s secondary benchmark, would be a more appropriate primary benchmark.

Response:                                                                                        As an unconstrained fixed income fund, pursuant to its principal strategies the Fund has significant latitude to invest across fixed income assets classes and in securities of varying credit qualities and maturities, resulting in either long or short duration, and shift such allocations depending on market conditions, including holding cash if deemed advisable by the investment team. As a result, the Registrant does not consider a traditional fixed income index to be an appropriate benchmark for the Fund. The Registrant believes that the U.S. Treasury Note Index is a more appropriate benchmark index for the Fund and is consistent with industry practice of using a cash benchmark in the Non-traditional Bond category of mutual funds, as reported by Morningstar.  The Registrant notes that Form N-1A requires only that an index be an appropriate broad-based securities market index. The U.S. Treasury Note Index has sufficient components to qualify it as broad-based, and it is an appropriate benchmark for the Fund as described above.

Comment No. 23:                                              With respect to the Aberdeen International Small Cap Fund, please explain how the Fund considers capitalization on a country-by-country basis, taking into account, for example, that a company may be considered “large cap” in Japan but not in the United States.

Response:                                                                                        The Registrant respectfully declines to take this comment, as the Fund’s strategy contemplates investing in companies that are small-cap by international standards, as evidenced by inclusion within the MSCI All Country World ex-USA Small Cap Index.

Comment No. 24:                                              The International Small Cap Fund’s principal strategies state that it may invest “up to 10% of net assets in private funds that invest in private equity and in venture-capital companies”.  Please confirm that the Fund considers such private placements to be illiquid.

Response:                                                                                        The Registrant confirms that it considers investments in such private funds to be illiquid.  In addition, the Fund currently does not invest in private funds and does not anticipate investing in private funds as part of its principal strategy. As a result, the language at issue has been removed from the Fund’s principal strategies.

Comment No. 25:                                              With respect to the Aberdeen Tax-Free Income Fund, please consider moving the second part of the Fund’s investment objective (“by investing in investment grade municipal obligations”) from the objective to the principal strategies.

Response:                                                                                        The Registrant has obtained approval from the Fund’s Board of Trustees to change the Fund’s investment objective and has removed the language from the investment objective as requested.

Comment No. 26:                                              With respect to the Aberdeen U.S. Mid Cap Equity Fund, please explain how the following language is an appropriate description of “mid-cap”, as $30 billion seems high to the Staff: “the Fund generally will not consider a company with a market capitalization in excess of $30 billion to be mid cap; however, this maximum capitalization may change with market conditions” (emphasis added).

Response:                                                                                        The Registrant has removed the sentence at issue.

Comment No. 27:                                              Under “Fund Details,” please add the following at the end of the paragraph under “Derivatives.”: “, except for 80% policies required by Rule 35d-1.”

Response:                                                                                        The Registrant has made the requested change.

Comment No. 28:                                              In the second to the last sentence under “Investing with Aberdeen Funds—Reduction and Waiver of Class A Sales Charges,” provide a reference to the page number on which the section “Broker-Defined Sales Charges” may be found.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 29:                                              With respect to the second bullet under “Investing with Aberdeen Funds—Waiver of Class A Sales Charges,” please specify the broker-dealers who have dealer/selling agreements with the Funds’ distributor. You may do so in an Appendix.

Response:                                                                                        The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described as “investment advisory clients of a broker-dealer that has a dealer/selling agreement with the Funds’ distributor.”  The “class” is not specifically limited to clients of select broker-dealers.

Comment No. 30:                                              With respect to the last bullet under “Investing with Aberdeen Funds—Waiver of Class A Sales Charges,” please specify the financial intermediaries who have agreements with the Funds’ distributor to offer shares to self-directed investment brokerage accounts. You may do so in an Appendix.

Response:                             The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described as “financial intermediaries who have entered into an agreement with the Funds’ distributor….”  The “class” is not specifically limited to select financial intermediaries.

Comment No. 31:                                              With respect to the last bullet under “Investing with Aberdeen Funds—Waiver of Contingent Deferred Sales Charges—Class A and Class C Shares,” please specify the retirement plan administrators that maintain agreements with the Funds, the Funds’ Adviser or the Funds’ distributor. You may do so in an Appendix.

Response:                                                                                        The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of the CDSC is sufficiently described as “retirement plans offered by retirement plan administrators that maintain an agreement with the Funds, the Funds’ Adviser or the Funds’ distributor.”  The “class” is not specifically limited to select retirement plans.

Comment No. 32:                                              Please consider cross-referencing the “Broker-Defined Sales Charge Waiver Policies” in the second paragraph under the section entitled “Investing with Aberdeen Funds—Waiver of Contingent Deferred Sales Charges—Class A and Class C Shares—Class C Shares”.

Response:                                                                                        The Registrant has added the requested cross-reference to the last paragraph under “Investing with Aberdeen Funds—Waiver of Contingent Deferred Sales Charges—Class A and Class C Shares”.

Comment No. 33:                                              Please confirm that all sales load variations are disclosed in the prospectus. Please also confirm supplementally that the Registrant will supplement the prospectus with any additional sales load variations.

Response:                                        The Registrant confirms that all sales load variations are disclosed in the prospectus. The Registrant also confirms that it will add disclosure to the prospectus regarding any additional sales load variations to be added by the Registrant or by an intermediary that has notified the Registrant of such variations, as required by applicable law.

Comment No. 34:                                              The section of the prospectus entitled “Investing with Aberdeen Funds — Accounts with Low Balances” describes a $5 quarterly fee for accounts with low balances. Please add this fee as a line item in the fee table for the Fund as required by Form N-1A.

Response:                                                                                        The Registrant has made the requested change.

SAI Comment

Comment No. 35:                                              Please revise the industry classifications for purposes of the Fund’s concentration policy.  Please combine “natural gas distribution” and “natural gas pipeline” into one industry, or explain why they should remain separate industries.  Please explain why “combined electric and combined gas” is a separate industry from the electric and natural gas industries already listed.  Please explain the meaning of “captive borrowing conduit.”  Please combine “equipment finance, premium finance, leasing finance, consumer finance and other finance” into one industry, or explain why they should remain separate industries.

Response:                                                                                        Each Fund’s fundamental investment restriction relating to concentration is consistent with that of other existing Aberdeen funds and cannot be changed without shareholder approval.  All of the Aberdeen funds rely on a third-party industry classification system (e.g., Bloomberg, GICS or Barclays Live) for industry concentration tests, notwithstanding the statement defining separate industries contained in the fundamental restriction, as described in the paragraph below the list of the Fund’s fundamental investment restrictions on page 104 of the SAI and as is consistent with Guide 19 of the Guidelines to Form N-1A, which states that a registrant may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

*                 *                 *                 *                 *

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Very truly yours,

/s/ Jessica Herlihy

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP